
03026912

FORM 25

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

OMB Approval
OMB 3235-0080
Expires Oct. 31, 1984

1-9137

NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF MATURED, REDEEMED OR RETIRED SECURITIES

The New York Stock Exchange hereby notifies the Securities and Exchange Commission of its intention to remove the entire class of the following security from listing and registration on the Exchange at the opening of business on July 31, 2003, pursuant to the provisions of Rule 12d2-2 (a). 1/

Atalanta/Sosnoff Capital Corporation
Name of Issuer

JUL 21 2003

Common Stock
Description of Security

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

This removal is being effected because the Exchange knows or is reliably informed:
(indicate the applicable paragraph below and insert appropriate dates and other details)

[ ] (1) That the entire class of this security was called for redemption, maturity or retirement on ________________; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on ________________.

[ ] (2) That the entire class of this security was redeemed or paid at maturity or retirement on ______________.

[X] (3) That on July 14, 2003 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. (Briefly summarize details below)

Pursuant to the offer to purchase and merger agreement between Atalanta/Sosnoff Capital Corporation and Atalanta Acquisition Company which became effective on July 14, 2003, each outstanding share of Common Stock of Atalanta/Sosnoff Capital Corporation not previously tendered was converted into $13.95 per share in cash.

[ ] (4) That all rights pertaining to the entire class of this security were extinguished on ________________. (Briefly summarize details below)

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 14, 2003. 2/

THE NEW YORK STOCK EXCHANGE, INC.
Name of Exchange

July 15, 2003
Date

By: Paras Madho, Manager
Name Title

1/ The effective date of removal must be in compliance with the provisions of Rule 12d2-2(a).
2/ This form of notification of suspension from trading will be considered compliance with the provisions of Rule 12d2-1(a) (1); no further notification is required to be filed in this respect.
NOTE: Form 25 is required to be filed with the Securities and Exchange Commission in duplicate, each copy of which shall be dated and signed by an authorized official of the exchange. If acknowledgment is desired by the exchange, however, the Form should be filed in triplicate; receipt thereof by the Commission will be indicated on one copy and returned to the exchange.

SEC 1654 (8-82)